February 7, 2024
Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	MGO Global Inc.
Registration Statement on Form S-3
Filed on January 24, 2024
File No. 333-276680

Dear Staff:

On behalf of MGO Global Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of February 2, 2024 with respect to the Company’s Registration Statement on Form S-3 filed on January 24, 2024 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Company’s Amendment No. 1 to Registration Statement on Form S-3 (the “Registration Statement”) filed concurrently with the submission of this letter in response to the Staff’s comments.

Registration Statement on Form S-3 filed January 24, 2024

Selling Securityholders, page 10

1. Please revise your prospectus to provide the disclosure called for by Item 507 of Regulation S-K with respect to the resale offering being registered, or tell us in your response letter why you believe you are not required to provide this information. We note in this regard that you may not omit selling securityholder information pursuant to Rule 430B(b) because you do not appear to satisfy the requirements of Instruction I.B.1. of Form S-3.

We have deleted all references to selling securityholders in the Registration Statement.

General

2. Please note that Instruction I.A.3 of Form S-3 requires, among other things, that you have been subject to the requirements of Section 12 or 15(d) of the Exchange Act for a period of at least twelve calendar months immediately preceding the filing of this registration statement. Your registration statement for your initial public offering went effective on January 12, 2023. Accordingly, assuming you continue to timely file your required Exchange Act reports, prior to requesting effectiveness of this registration statement, please amend your Form S-3 on or after February 1, 2024. See Rule 401(c) of Regulation C and Securities Act Forms C&DI Question 115.06.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036 T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

We have noted the SEC guidance and are refiling the Registration Statement accordingly.

3. We note your legal opinion filed as Exhibit 5.1 to your registration statement opines only upon the legality of common stock and preferred stock Please file a revised legal opinion that opines on the offering of warrants, debt securities, rights, and units.

We have revised the Exhibit 5.1 to the Registration Statement to include an opinion on the offering of warrants, debt securities, rights, and units, and have attached it to the Registration Statement.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-876-0618.

Sincerely,

/s/Jeffrey P. Wofford
Jeffrey P. Wofford
Sichenzia Ross Ference Carmel LLP

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW